Yuta N. Delarck, Esq.

Tel 212.801.6928

delarcky@gtlaw.com

August 19, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Anuja A. Majmudar

Re:	Re: Oxus Acquisition Corp.
Registration Statement on Form S-1
Filed on July 27, 2021
File No. 333-258183

Dear Ms. Majmudar:

On behalf of Oxus Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 1 to the Company’s registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Kanat Mynzhanov of the Company, dated August 12, 2021 (the “Comment Letter”) relating to the above-referenced registration statement (“Registration Statement”) filed with the Commission on July 27, 2021. This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

Registration Statement on Form S-1 Filed July 27, 2021

Prospectus Summary, page 1

1. Your disclosure that each warrant will become exercisable 30 days after the completion of your initial business combination does not appear to be consistent with Section 3.2 of the form of warrant agreement filed as Exhibit 4.4, which provides that a warrant may be exercised only during the period commencing on the later of 30 days after the consummation by the company of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities or 12 months from the closing of the public offering.  Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised Section 3.2 of the form warrant agreement included as Exhibit 4.4 to the Amendment No. 1 to remove the reference to the 12-month period.

August 19, 2021

2. We note your disclosure on page 13 regarding the right of warrant holders to exercise warrants on a cashless basis if a registration statement covering the Class A ordinary share issuable upon exercise of the warrants is not effective within “a specified period” following the consummation of your initial business combination. However, we also note that you have included in the fee table in this registration statement the shares of Class A ordinary shares underlying the warrants. Please revise to clarify and disclose all material terms of your obligations regarding registration of the offer and sale of Class A ordinary shares underlying the warrants in this context, including the “specified period” referenced on page 13. In addition, please ensure that the form of warrant agreement is consistent with such revised disclosure.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 13 and 98 of Amendment No. 1 to indicate that although the Company is registering Class A ordinary shares issuable upon exercise of the warrants in the Registration Statement, the Company has agreed that as soon as practicable after the closing of the initial business combination, the Company will use its best efforts to file with the Commission a post-effective amendment to the Registration Statement or a new registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company has also revised disclosure on pages 13 and 98 to clarify that the warrant holders will have a right to exercise the warrants on a cashless if such registration statement is not effective within 60 business days of the closing of the initial business combination. In addition, the Company has revised Section 7.4 of the form warrant agreement to be consistent with revised disclosure.

Dilution, page 54

3. We note your response to prior comment 2.  Please expand your disclosures to explain that the $4.5 million cash fee payable to Early BirdCapital and Sova Capital upon the consummation of a Business Combination is not required to be paid from the amounts held in trust and may be paid from other sources.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 52 and 58 of Amendment No. 1 to indicate that the cash payable to EarlyBirdCapital and Sova Capital upon consummation of the initial business combination is not required to be paid from the amounts held in trust and may be paid from other sources.

Exhibits,

4. We note that it is not clear whether the legality opinion from Maples and Calder has been signed.  Please file a signed legality opinion.

Response: In response to the Staff’s comment, the Company has refiled the legality opinion from Maples and Calder as Exhibit 5.2 to the Amendment No. 1 with the conformed signature.

If you have any questions related to this letter, please contact the undersigned at (212) 801-6928.

Sincerely,

/s/ Yuta Delarck
Yuta Delarck